

September 21, 2023

Andrew Puhala
Chief Financial Officer
Stabilis Solutions, Inc.
11750 Katy Freeway, Suite 900
Houston, TX 77079

> **Re: Stabilis Solutions, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 9, 2023**
> **File No. 001-40364**

Dear Andrew Puhala:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 29

1.   We note your disclosure explaining that in the third quarter of 2022, you received authorization from the Department of Energy to export up to 51.75 billion cubic feet of domestically produced LNG per year to all free trade and non-free trade countries, including Asian, European, and Latin American importing nations, although you did not make any exports under this approval during the 2022 fiscal year.

Please expand your disclosure to clarify the relevance of the authorization to your business plans and address the guidance in Item 303(a) and (b)(2)(ii) of Regulation S-K, which require that you focus specifically on material events and uncertainties that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results, matters that are reasonably likely to have a material impact on future operations, and trends or uncertainties that are reasonably likely to have a material impact on net sales or income from continuing operations.

For example, discuss any plans you have adopted to export LNG to countries covered by the authorization, timeframes for commencement of sales, volumes expected to be sold, the specific markets or regions involved, initiatives or steps you have undertaken or that will be required to expand your logistical capabilities, and the extent of any sales commitments you had entered into as of the end of the period covered by the report.

Results of Operations
Revenue, page 31

2.   We note your discussion and analysis pertaining to the increase in revenues and the increase in cost of revenues consist of four bullet points attributing the change to the sale of higher volumes, higher prices/inflationary pressures, and additional projects, although the extent of the change attributable to these various factors remains unclear.

Please expand your disclosure to address the guidance in Item 303(b) and (b)(2)(iii) of Regulation S-K, which require that you indicate the extent to which material changes in net sales are attributable to changes in prices or to changes in the volumes or amounts of goods or services being sold, or to the introduction of new products or services.

Please also quantify the volumes associated with each source of revenue identified on page 28 in a tabulation with comparative sales and volumetric details for each revenue source. Please differentiate between sales of production, sales of purchased LNG, delivery service fees, and the various other service revenues.

Please submit the revisions that you propose to address these concerns.

Financial Statements
Note 3 - Revenue Recognition
Disaggregated Revenues, page 54

3.   We note the revenue categories identified in your table of disaggregated revenues on page 54 (i.e. LNG Product, Rental, Service, Other) differ somewhat from the sources described on page 28, (i.e. LNG Production and Sales, Transportation and Logistics Services, Cryogenic Equipment Rental, Engineering and Field Support Services).

Tell us how these various revenues sources compare and reconcile to one another and explain how any differences were considered in preparing disclosures that you believe would be responsive to the requirements in FASB ASC 606-10-50.

Please differentiate between sales of production, sales of purchased LNG, and the various services being provided, and submit any revisions that you propose to more clearly identify categories of revenue that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, as required by FASB ASC 606-10-50-5, and reflective of the varying terms of your contractual arrangements and consistent with FASB ASC 606-10-55-89 through 55-91.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation